UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange
Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:     GLOBEX MICROCAP FUND, INC.

Address of Principal Business Office:   1522 West Manchester Ave.
                                        Los Angeles, CA  90047

Telephone Number:  (323) 759-3920



     The undersigned hereby notifies the Securities and Exchange
Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Los Angeles and the state of California on the 22nd day of May, 2003

                                   By:  /s/  Mark H. Rhynes

________________________________________
                                   Title:    President
                                             Globex Microcap Fund, Inc.

                              Attest:  /s/  Melody R. Hess

_________________________________________
                                   Title:    Corporate Secretary
                                             Globex Microcap Fund, Inc.